

ARS

Annual Report 2002

PE
12-31-02

MAMSI®

Health Plans

Your Life. Our Mission.







Our Employees. Our Success!

MAMSI **2002 Distinguished Service Award Winners:** Payroll Department's Rob Wetzel, HomeCall's Ellie Reichard, Spirit of Service Award Winner and Coordination of Benefits Department's Jodi Trio, Alliance's Susie Campbell, Pricing, Underwriting and Benefits Department's Dennis Baylor, Clinical Care Coordination Department's Ann DeStwolinski, Behavioral Health Department's Alice Leach, Alliance's Julie Booth, Coordination of Benefits Department's Marlene King, North Carolina Quality Improvement/Project Management Department's Bonnie Vernarelli, HomeCall's Peg Green, HomeCall's David Bentzel, North Carolina Provider Networks Department's Renee Williams.



Description of the Business

Mid Atlantic Medical Services, Inc. is a holding company. Mid Atlantic Medical Services, Inc. and its subsidiaries ("MAMSI" or the "Company") are active in managed health care and other life and health insurance-related activities. MAMSI operates three health maintenance organizations ("HMOs"): MD-Individual Practice Association, Inc. ("M.D. IPA"), a federally qualified HMO; Optimum Choice, Inc. ("OCI"), an HMO that serves commercial and other specialized markets; and Optimum Choice of the Carolinas, Inc. ("OCCI"), MAMSI's North Carolina subsidiary that serves commercial markets.

Other MAMSI subsidiaries include Alliance PPO, LLC ("Alliance"), a preferred provider organization ("PPO") marketing its health care practitioner network to self-insured employers, indemnity carriers and other health care purchasing groups. One of Alliance's products, MAPSI, provides a behavioral health network and ancillary products to its customers.

HomeCall, Inc. ("HomeCall"); FirstCall, Inc. ("FirstCall"); HomeCall Pharmaceutical Services, Inc. ("HCPS"); and HomeCall Hospice Services, Inc. ("HHSI") are MAMSI's four subsidiaries that provide home health care services to both MAMSI companies and other health care companies. HCPS provides pharmacy services and HHSI addresses the needs of terminally ill patients and their families.

MAMSI Life and Health Insurance Company ("MLH") develops and markets indemnity products to support MAMSI's managed care products.

Alliance Recovery Services, LLC ("ARS") provides coordination of benefits identification and collection services to third party administrators and insurance companies.

MAMSI is one of the largest managed care companies in its market, which currently includes Maryland, Virginia, Washington, D.C., Delaware, West Virginia, North Carolina and Pennsylvania. Lives covered under all of MAMSI's health care products totaled 1,977,000 on December 31, 2002, including 1,009,000 enrollees in managed care and indemnity health products, and 968,000 lives in the Alliance network.

Table of Contents





Robert E. Foss
Senior Executive Vice President and CFO
Thomas P. Barbera
President and CEO
Mark D. Groban, M.D.
Chairman of the Board

Financial Highlights

(in thousands except Covered Lives)

December 31	2002	2002 Change	2001	2000	1999	1998
Revenue	$2,328,029	29%	$1,807,735	$1,484,479	$1,317,316	$1,187,901
Net Income	$ 97,413	70%	$ 57,195	$ 39,406	$ 26,322	$ 9,045
Stockholders' Equity	$ 346,565	23%	$ 281,471	$ 225,990	$ 186,821	$ 191,218
Covered Lives	1,977,000	8%	1,832,000	1,791,000	1,790,000	1,791,000

REVENUE

(in thousands)


2002
$2,328,029
2001
$1,807,735
2000
$1,484,479
1999
$1,317,316
1998
$1,187,901

NET INCOME

(in thousands)


2002
$97,413
2001
$57,195
2000
$39,406
1999
$26,322
1998
$ 9,045

STOCKHOLDERS' EQUITY

(in thousands)


2002
$346,565
2001
$281,471
2000
$225,990
1999
$186,821
1998
$191,218

Letter from the Chairman

Dear Stockholders:

In 2002, MAMSI completed the fourth year of our New Direction. Our New Direction - based on a commitment to disciplined pricing and excellent customer service, and an attractive mix of products for our members and their employers with health plans that provide access to a large network of dedicated health care professionals – has provided the foundation for our continued success.

MAMSI has delivered strong financial results quarter over quarter, year over year, with 2002 one of the most successful years in the Company's history. With our health plans now covering more than 1.9 million members, we remain market leaders in the mid-Atlantic region.

For the fourth year in a row, MAMSI was listed on Forbes magazine's list of top performing American companies, the Platinum 400. Our ranking this year, number 60, was a substantial jump from last year's ranking of 228. The ranking, which is based on companies' five-year stock performance, is external validation of MAMSI's steady growth.

As our market share increases, so does our commitment to providing outstanding customer service, a commitment noted and appreciated by our members. Our members can reach us via telephone or the Web, finding convenient and accurate service around the clock. The Company's state-of-the-art "back room," accepting both paper and electronic claims in compliance with new federal standards, processes claims quickly and accurately. Several independent surveys document the high level of customer satisfaction our members have with our health plans in these core areas.

We are committed to improving access to high-quality medical care for our members by working in a respectful partnership with our participating physicians and other clinicians. Through professional, collegial interactions we are bringing physicians and other clinicians useful and actionable information about specific practice patterns, "best practices" and utilization trends. By sharing this information with our physician partners, we are empowering them to find the best ways to minimize errors and improve outcomes for their patients, our health plan members.

MAMSI now offers more than access to quality health care. Employers increasingly turn to us for a total solution to their employees' benefit needs. We are pleased with the growth of our dental, life insurance and short-term disability products and look to expand these profitable lines in the coming year.



Chairman of the Board
Mark D. Groban, M.D.

Our strong performance over the last four years is attributable to our employees' dedication to excellence. Even as our region was faced with one of the worst winters in history, our dedicated employees made sure our operations never missed a beat. Our members and physician partners continued to receive the outstanding customer service they have come to expect.

Our New Direction is working. We are unwavering in our commitment to deliver maximum value to our investors and embrace any marketplace challenges as opportunities for growth.

Next year looks to be another good year for MAMSI.

Sincerely,

Mark D. Groban MD

Mark D. Groban, M.D.
Chairman of the Board

Letter from the CEO

Dear Stockholders:

At MAMSI, we make promises to our members, our physician partners and to our investors. We are able to fulfill these promises because all of us at MAMSI have embraced a culture of integrity and honesty.

To our members, we promise to fulfill the terms set forth in their policies with us for health insurance, dental insurance, term life insurance and short-term disability insurance. To our physician partners, we promise to pay claims correctly. To our investors, we promise to deliver value. And, to our members, physician partners and investors, we promise to provide outstanding customer service.

In 2002, MAMSI had another successful year, demonstrating our ability to fulfill our promise to our investors. Our health plans now cover more than 1.9 million individuals. In 2002, MAMSI's net income increased by 70.3 percent and our net margin grew to 4.2 percent, up from 3.2 percent in 2001. The Company repurchased 2,897,300 shares of its stock for $91.1 million, $41.6 million more than we purchased in 2001. We remain committed to our buyback program as we believe it enhances stockholders value, and are optimistic about the Company's prospects for continued success and growth in 2003.

We will continue to fulfill our promises to our investors by acting with integrity and honesty. Each quarter, I, along with our Chief Financial Officer, certify our financial reports filed with the Securities and Exchange Commission. I am able to certify these reports because of the confidence I have in the integrity and honesty of our Finance Department and our Audit Committee, which remains independent, professional, diligent and competent.

During 2002, we also kept our promises to our members and physician partners. We improved the service we provide to our members, employer groups and our physician partners. We upgraded all our call centers, implementing a state-of-the-art voice recognition system so that our Member Services and Professional Services representatives can answer questions even more quickly, accurately and courteously. We also improved the Web-based services available to members, employers and our physician partners, making it easier than ever to do business with a MAMSI health plan.



President and Chief Executive Officer
Thomas P. Barbera

Our employees are the lifeblood of the Company. Throughout the Annual Report, you will see their faces. Our employees' continued dedication to excellence drives our success.

We have a strategy that works. Quarter over quarter and year over year we have delivered solid financial results. All of us at MAMSI will continue our dedication to excellence, and our commitment to integrity and honesty, in order to fulfill our promise to our investors and bring another successful year to fruition in 2003.

Sincerely,

Thomas P. Barbera

Thomas P. Barbera
President and Chief Executive Officer

Selected Consolidated Financial and Operating Data

	Year Ended December 31,				
	2002	2001	2000	1999	1998
	(in thousands except share amounts, key ratios, and operating data)				
Selected Income Statement Data					
Revenue	$2,328,029	$1,807,735	$1,484,479	$1,317,316	$1,187,901
Expense	2,180,711	1,723,393	1,427,721	1,277,486	1,175,665
Income before income taxes	147,318	84,342	56,758	39,830	12,236
Net income	97,413	57,195	39,406	26,322	9,045
Earnings per common share:					
Basic	$ 2.49	$ 1.48	$ 1.04	$ 0.64	$ 0.20
Diluted	$ 2.34	$ 1.41	$ 1.00	$ 0.64	$ 0.20
Weighted Average Shares					
Basic	39,171,996	38,672,147	38,052,746	41,225,327	45,407,006
Diluted	41,657,009	40,502,086	39,341,037	41,266,604	45,473,995
Dividends (1)	—	—	—	—	—
Selected Balance Sheet Data					
Working capital	$225,994	$193,026	$153,717	$118,995	$123,138
Total assets	773,028	594,213	467,023	388,584	362,775
Long-term debt	—	—	—	—	14
Stockholders' equity	346,565	281,471	225,990	186,821	191,218
Cash dividends per common share (1)	—	—	—	—	—
Key Ratios					
Medical care ratio	84.2%	85.4%	86.5%	87.9%	88.8%
Administrative expense ratio	10.8%	11.7%	12.1%	11.6%	11.3%
Net margin	4.2%	3.2%	2.7%	2.0%	0.8%



Spirit of Service Award Winner
Jodi Trio of Coordination of Benefits Department

Selected Consolidated Financial and Operating Data

Operating Data

	Year Ended December 31, 2002	2001	2000	1999	1998
Annualized hospital days per 1,000 enrollees (unaudited):					
All products and health services (3)	253	250	244	238	265
HMO only (2)	194	196	192	191	191
Medicare (3)	—	—	—	—	2,425
Medicaid (3)	—	—	—	496	375
Annualized hospital admissions per 1,000 enrollees (unaudited) (3)	66	64	63	61	72
HMO, hybrid, ASO and indemnity health enrollees at year end	1,009,000	874,000	772,000	766,000	731,000
PPO enrollees at year end	968,000	958,000	1,019,000	1,024,000	1,060,000

Selected Quarterly Financial Data

(in thousands except per share amounts)
(unaudited)

	2002				2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$550,163	$575,263	$595,467	$607,136	$424,661	$450,475	$459,667	$472,932
Expense	522,489	547,999	561,830	548,393	405,342	432,656	437,049	448,346
Income before income taxes	27,674	27,264	33,637	58,743	19,319	17,819	22,618	24,586
Net income	18,853	18,423	22,523	37,614	12,882	11,986	15,036	17,291
Earnings per common share:								
Basic	0.48	0.47	0.57	0.96	0.34	0.31	0.38	0.45
Diluted	0.45	0.44	0.54	0.91	0.32	0.30	0.36	0.43

The Company made adjustments in the fourth quarter of 2002 resulting from the determination that certain estimates relating to claims flow patterns that were assumed in establishing the IBNR liability for medical claims during 2002 should be revised to reflect faster receipt of claims by the Company. This change in estimate reduced accounts receivable and premium revenue by $3,000,000 and reduced claims payable and medical expenses by $24,000,000. Net income increased by $12,789,000 and fully diluted earnings per share by $.31.

NOTES

1. MAMSI has not declared or paid cash dividends on its common stock.
2. Days are presented exclusive of skilled nursing, neonatal intensive care and psychiatric inpatient care.
3. Days include acute and non-acute, skilled nursing, neonatal intensive care and psychiatric inpatient care. The Company ceased participation in Medicare in 1999 and Medicaid in 2000.


Customer Interaction
Center Services

Forward-Looking Information

All forward-looking information contained in Management's Discussion and Analysis of Financial Condition and Results of Operations is based on management's current knowledge of factors, all of which have inherent risks and uncertainties that affect MAMSI's business. MAMSI's actual results may differ materially if these assumptions prove invalid. Significant risk factors, while not all-inclusive, are:

1. The possibility of increasing price competition in the Company's service area.
2. The effect of a weak economy on the Company.
3. The effect on the Company due to the acts of terrorism and the threat of future attacks.
4. The possibility that the Company is not able to increase its market share at the anticipated premium rates.
5. The possibility of increased litigation, legislation or regulation (such as the numerous class action lawsuits that have been filed against managed care companies and the pending initiatives to increase health care regulation) that might have the potential for increased costs, and/or increased regulation of rates which might have the potential to decrease revenue.
6. The inability to predict and control medical expenses due to:
   - Increased utilization by the Company's membership.
   - Increased practitioner and pharmaceutical costs.
   - Federal or state mandates that increase benefits or limit the Company's oversight ability.
   - The ultimate accuracy of the Company's estimate of the liability for incurred but not reported claims.
   - The potential for disputes under its risk-sharing arrangements, and the Company's ability to maintain and renew these arrangements.
7. The possibility that the Company is not able to negotiate new or renewal contracts with appropriate physicians, other health care practitioners, hospitals and facilities.

The list of significant risk factors is not intended to be exhaustive. There may be other risk factors that would preclude the Company from realizing the predictions made in the forward-looking statements. While the Company may periodically update this discussion of risk factors, the Company does not undertake to update any forward-looking statement that may be made by or on behalf of the Company prior to its next required filing with the Securities and Exchange Commission.

Critical Accounting Policies

MAMSI, through its 100% owned subsidiary companies, is predominately in the business of selling various forms of health insurance. In 2002, 97% of revenues were earned from the sale of health insurance products, mostly to employers who purchase health insurance for their employees. Since premium rates are generally fixed for a one year period, it is critical to the Company's continued financial success that premiums are set at levels that will at least cover the next policy year's medical costs for members plus administrative costs to pay claims, provide member services, pay taxes, and cover other related costs.

This means that we have to carefully evaluate data and estimate both future utilization of medical services by our members and the cost of those services so that we can set premiums at adequate levels. This is the single most important factor in our business. Very simply, if our medical expenses are greater than our premiums, we lose money.

While MAMSI's business is somewhat complex from an insurance regulatory standpoint, its consolidated balance sheet and income statement are straightforward and the accounting policies and procedures that we use to produce them are reasonable and appropriate. MAMSI does not own any special purpose entities, does not have any complex or extraordinarily risky investments nor does it have any off balance sheet financing arrangements. In fact, MAMSI has almost no debt outstanding. The buildings that the Company owns and either uses in its operations or are currently leased to other entities do not have mortgages; they are owned free and clear. The Company's funds are held in cash or invested in money market accounts, tax exempt securities and other debt securities. All of the bonds we own have investment ratings of "A" or better.

Certain of our accounting policies are extremely important to the fair presentation of our results and financial position.

We think that the single most important accounting issue we have is the recording, at the end of each reporting period, of an adequate liability and corresponding expense for medical services that have been provided to our members but for which we have not yet received a bill. This lag between date of service and date of billing is normal in the insurance business and the liability for these claims is called "liability for incurred, but not reported claims" ("IBNR"). The IBNR liability is included with claims payable in our balance sheet.

The determination of the Company's IBNR is a fairly complex process. The Company employs its own actuary to aid in its determination. The primary method we use to estimate IBNR is consistent from period to period and uses historical claims data to develop the historical relationship of how many claims dollars have been reported in any given month to what was received in total, once all claims were received. This relationship gives us an indication of how much medical expense has been incurred in months for which we have not yet received all claims. While we use a consistent method in developing our IBNR estimate, considerable judgment is required. Various factors such as timing of the receipt of claims, seasonal utilization, and underlying cost inflation affect the ultimate development of claims expense. To the extent that we over or under estimate our IBNR at the end of any reporting period, the adjustment is included in the next period's results. The table below indicates how much we believe we have over-estimated or (under-estimated) our IBNR liability for the past three years:

Year	Over/(Under) Estimated	As a % of Medical Expense
2001	$31,294,000	1.64%
2000	7,701,000	.52%
1999	(4,407,000)	(.36%)

Another important accounting policy relates to our risk-sharing contracts. Certain of the Company's larger vendors offer various forms of "risk-sharing" or "guarantees" as a part of their contractual relationship with us. These arrangements are not significant in relation to the Company's financial statements with one exception, the Company's risk-sharing arrangement with its Pharmacy Benefits Manager ("PBM"). The Company's PBM is responsible for providing administrative and technical support as well as providing the ability to process pharmacy transactions on a real time basis. The Company's PBM through December 31, 2002 was Medco Health Solutions, Inc. (formerly known as Merck-Medco Managed Care, LLC) ("Merck"). As a part of its contract with us, Merck agreed to a pharmacy cost guarantee related to fiscal year 2000. We recorded the amount due under this guarantee over the contract term of three years, which expired December 31, 2002. The total value of the guarantee for financial statement purposes was approximately $41.0 million which has been recorded in our financial statements as a reduction of medical expense over the three years of the contract. At December 31, 2001, approximately $28.1 million was also reported in the balance sheet as a reduction of claims payable. In April 2002, the Company received payment of $41.0 million from Merck. At December 31, 2002, no amounts related to the 2000 guarantee remain unrecognized. In addition to the 2000 guarantee, the Company's former PBM contract provided for a risk-sharing arrangement for the years 2001 and 2002. The 2001 risk-sharing arrangement is in the process of being finalized and settled. It is anticipated that the 2002 risk-sharing arrangement will be settled in July 2003. As of December 31, 2002, the Company has recorded what it believes to be a reasonable estimate of the results of these risk-share arrangements. See Note 1 to the Consolidated Financial Statements. Beginning January 1, 2003, the Company retained Express Scripts, Inc. as its PBM.

Another accounting policy that is very important to the fair presentation of our financial results is the proper valuation of the Company's accounts receivable. The Company bills the majority of its health insurance customers on a monthly basis. The premium bill is typically sent out 15 days in advance of the month being billed for, so that the Company can receive the cash at the start of the month for which the insurance is being provided. The vast majority of our customers pay in a timely fashion but some do not. After some communication, we generally receive payment but we do not always collect what we are due. This can happen for a variety of reasons such as customers having financial difficulties, disputes regarding the amount of the bill or a customer failing to notify us that they have obtained other health insurance. To properly value the accounts receivable at its net realizable value we must determine an allowance for doubtful accounts.

The allowance for doubtful accounts reduces the gross amount of accounts receivable that are recorded, based on the bills sent, to the net amount that we actually think we will receive. The allowance also reduces premium revenue by the same amount. To determine how much to record as a reduction of the gross accounts receivable, we prepare an accounts receivable aging. This aging segments the total accounts receivable balance by category as to when it was due to the Company. This allows us to evaluate how old our accounts receivable are. We then prepare an evaluation based on historical collection percentages applied to various categories of accounts. We also identify individual accounts that are unlikely to pay due to financial or other problems and analyze them individually. The aforementioned analyses are then summarized and an allowance is developed and recorded. The Company applies this methodology on a consistent basis from period to period.

General

During the three year period ended December 31, 2002, the Company experienced significant growth in membership. The Company has achieved its overall size by continually expanding its product lines which include point-of-service, small group, indemnity health, hybrid products and group term-life. Premium rates during this time have increased, yet remain at competitive levels for the Company's marketplace. During 2002, the Company's consolidated operating margin showed improvement over 2001. The Company achieved 2002's results, in part, by implementing product price increases and carefully underwriting groups, when allowed by regulation, that had the potential for continued unprofitability. The Company anticipates that it will continue to increase premium rates during 2003. This is a forward-looking statement. See "Forward-Looking Information" above for a description of those risk factors.

The Company generally receives a fixed premium amount per member per month while the majority of medical expenses are variable and significantly affected by spontaneous member utilization. Even with managed care controls, unusual medical conditions can occur, such as an outbreak of influenza or a higher than normal incidence of high cost cases (such as premature births, complex surgeries, or rare diseases). As a result, the Company's quarterly results can be materially affected and irregular. However, over the longer business cycle, the Company believes that its managed care control systems, underwriting procedures (when allowed) and network of physicians and health care practitioners should result in continued profitability.

Due to continued concern about privacy, the accountability of health insurers and HMOs, and the cost and availability of health care coverage, legislation has been considered and is likely to be further considered by the United States Congress and the legislatures of the states in which the Company operates or may seek to operate.

In 1997, the "Health Insurance Portability and Accountability Act of 1996, Public Law 104-191", commonly called "HIPAA" was enacted. This bill established certain requirements for insurers, health maintenance organizations and the Employee Retirement Income Security Act of 1974 ("ERISA") plans regarding eligibility rules for health care coverage. The law also included Administration Simplification provisions to regulate and standardize information exchanges and establish standards for the privacy and security of individually identifiable health information.

The four key areas of Administration Simplification are: 1) Transactions and Code Sets, 2) Unique Identifiers, 3) Security, and 4) Privacy. The U.S. Department of Health and Human Services has published final regulations on Transactions and Code Sets, Privacy and the National Employer Identifier, and Security. These rules will apply to insurers, health maintenance organizations, providers and ERISA plans and will effect the business operations of these entities.

MLH, MAMSI's HMOs and HomeCall have assessed current procedures and developed plans to comply with the Administration Simplification provisions of HIPAA. The Company believes it has sufficient internal resources to address those issues related to HIPAA compliance. If internal resources prove to be insufficient, the Company will engage outside resources. MAMSI will comply with the regulations by the applicable compliance deadlines. The statements in this paragraph regarding the future effects of HIPAA are forward-looking statements. See "Forward-Looking Information" for a description of risk factors.

State legislatures and the U.S. Congress continue to debate and consider legislation to amend civil tort law so as to expand "enterprise liability" to insurers, HMOs and ERISA plans as well as other health care reform initiatives. Neither Congress nor any state legislature in the Company's service area, with the exception of North Carolina, has enacted laws that would expand an insurer's or HMO's liability in tort action.

States in the Company's service area have enacted laws regarding the internal and external review of adverse utilization review decisions. Under these laws, persons covered by insurers or HMOs (subject to state regulation) are given a right to seek a fast and fair review of these decisions, first internally by a medical director and then externally by an independent review organization and/or a state regulator. Maryland, the District of Columbia, Virginia, North Carolina, West Virginia and Pennsylvania have enacted such laws.

State legislatures are considering a variety of proposals to increase access to health care coverage. This includes expanding the eligibility rules for the Medicaid Program and tax credits for the purchase of group or individual insurance.

The Company expects that continued legislative scrutiny of health insurers and HMOs may lead to additional legislative initiatives. The Company is unable to predict the ultimate impact of any federal or state restructuring of the health care delivery or financing systems, but such changes could have a material adverse impact on the operations and financial condition of the Company.

The Year Ended December 31, 2002 Compared to The Year Ended December 31, 2001

Results of Operations

Consolidated net income for the year ended December 31, 2002 increased to $97,413,000 from $57,195,000 for the year ended December 31, 2001. Diluted earnings per share increased from $1.41 in year ended December 31, 2001 to $2.34 for the year ended December 31, 2002. The increase in earnings is attributable to an increase in members, an increase in premiums per member, a reduction in medical expenses as a percentage of health premium revenue ("medical care ratio"), and a reduction in administrative expenses as a percentage of total revenue ("administrative expense ratio"). The Company has priced its health products competitively in order to increase its membership base and thereby enhance its strategic position in its market place. The Company currently has one of the largest HMO and managed care enrollments and also the largest network of contract providers of medical care in its service area (which includes the entire states of Maryland and Delaware, the District of Columbia, most counties and cities in Virginia and certain areas of West Virginia, North Carolina and Pennsylvania).

Health premium revenue for the year ended December 31, 2002 increased approximately $518.7 million or 29.8 percent over the year ended December 31, 2001. A 16.8 percent increase in net average HMO and indemnity enrollment resulted in an increase of approximately $293.0 million in health premium revenue while an 11.1 percent increase in average monthly premium per enrollee, combined for all products, resulted in a $225.7 million increase in health premium revenue. Management believes that commercial health premiums will continue to increase over the next twelve months as the Company continues to increase its commercial membership and as new and renewing groups are charged higher premium rates due to legislatively mandated benefit enhancements and medical cost inflation, both of which cause the Company to increase its premium rates. This is a forward-looking statement. See "Forward-Looking Information" for a description of the risk factors that may affect health premiums per member.

The Company has implemented increased premium rates across essentially all of its commercial products. As the Company's contracts are generally for a one year period, increased pricing generally cannot be initiated until a contract reaches its renewal date. Therefore, price increases are not implemented across the Company's membership at the same time. Overall, commercial premium rates are currently expected to increase in 2003 by approximately 13.0%, net of buy-downs, resulting in a per member per month increase of between 12.25% and 12.75%. Management believes that these rate increases may have the effect of slowing the Company's future membership growth.

The Company's future membership growth depends on several factors such as relative premium prices and product availability, future increases or decreases in the Company's service area and increased competition in the Company's service area. The Company currently anticipates its 2003 membership growth to be in the 4% to 5% range.

The Company's home health operations contributed $22.0 million in revenue for the year ended December 31, 2002 as compared with $22.7 million for the year ended December 31, 2001, reflecting a decrease in Medicare referrals. Fee and other revenue increased to $22.4 million for the year ended December 31, 2002 from $21.2 million for the year ended December 31, 2001, primarily due to an increase in rental income from company owned facilities. Life and short-term disability products contributed $9.1 million in revenue for the year ended December 31, 2002 as compared with $8.1 million for the year ended December 31, 2001.

Investment income increased from $14.8 million for the year ended December 31, 2001 to $15.0 million for the year ended December 31, 2002. While investment balances increased, investment income remained stable primarily due to the decline in interest rates.

The medical care ratio decreased to 84.2 percent for the year ended December 31, 2002 as compared to 85.4 percent for the year ended December 31, 2001. On a per member per month basis, medical expenses increased 9.5 percent. The reduction in the medical care ratio is due to a combination of factors including continuing efforts by the Company to implement product specific cost containment controls, continued activity in specialized subrogation areas and claims review for dual health coverage, and also increased premiums per member. The ongoing initiatives should help to control the Company's medical care ratio. Included in medical expense for the year ended December 31, 2002 is a net favorable development of prior years' medical cost estimates of $31,294,000. This was due to the level of completion of claims which in retrospect was higher than that assumed for 2001. For the year ended December 31, 2001, the net favorable development of prior years' medical cost estimates approximated $7,701,000. The medical expense trend is currently expected to be between 11.5% and 12.5% for 2003. The statements in this paragraph and the preceding paragraphs regarding future utilization rates, cost containment initiatives, total medical costs and trend and future increases in health premiums per member, are forward-looking statements. See "Forward-Looking Information" for a description of risk factors that may affect medical expenses per member and the medical care ratio.

The administrative expense ratio decreased from 11.7 percent for the year ended December 31, 2001 to 10.8 percent for the year ended December 31, 2002. The decrease in the administrative expense ratio is principally due to increases in premium rates and membership, and management's efforts to control costs as the business volume increases. Management currently believes that the administrative expense ratio will be approximately 10.8% for 2003.

Management's expectations concerning the administrative expense ratio is a forward-looking statement. The administrative expense ratio is affected by changes in health premiums and other revenues, development of the Company's expansion areas, increased administrative activity related to business volume and to price increases from the Company's vendors.

The effective tax rate increased from 32.2 percent for the year ended December 31, 2001 to 33.9 percent for the year ended December 31, 2002 primarily due to the increase in pre-tax income and the fact that tax exempt interest was a smaller portion of total income.

The net margin rate increased from 3.2 percent for the year ended December 31, 2001 to 4.2 percent for the year ended December 31, 2002. This increase is consistent with the factors previously described.

The Year Ended December 31, 2001 Compared to The Year Ended December 31, 2000

Results of Operations

The Company's consolidated net income for the year ended December 31, 2001 increased to $57,195,000 from $39,406,000 for the year ended December 31, 2000. Diluted earnings per share increased from $1.00 in year ended December 31, 2000 to $1.41 for the year ended December 31, 2001. The increase in earnings is attributable to an increase in premiums per member, a reduction in the medical care ratio, and a reduction in the administrative expense ratio.

Revenue for the year ended December 31, 2001 increased approximately $323.3 million or 21.8 percent over the year ended December 31, 2000. A 9.9 percent increase in net average HMO and indemnity enrollment resulted in an increase of approximately $140.7 million in health premium revenue while an 11.9 percent increase in average monthly premium per enrollee, combined for all products, resulted in a $185.3 million increase in health premium revenue.

The Company's home health operations contributed $22.7 million in revenue for the year ended December 31, 2001 as compared with $26.3 million for the year ended December 31, 2000 reflecting a decrease in services provided to non-affiliated companies and a write-off of uncollectible accounts receivable in the amount of approximately $1.5 million. Fee and other revenue decreased to $21.2 million for the year ended December 31, 2001 from $21.8 million for the year ended December 31, 2000. Life and short-term disability products contributed $8.1 million in revenue for the year ended December 31, 2001 as compared with $8.0 million for the year ended December 31, 2000.

Investment income increased from $13.5 million for the year ended December 31, 2000 to $14.8 million for the year ended December 31, 2001.

The medical care ratio decreased to 85.4 percent for the year ended December 31, 2001 as compared to 86.5 percent for the year ended December 31, 2000. On a per member per month basis, medical expenses increased 10.5 percent. Results for 2001 were positively impacted by approximately $7,701,000 of favorable development of prior period estimates of medical costs. Results for 2000 were negatively impacted by approximately $4,407,000 of unfavorable development of prior period estimates of medical costs. The decrease in the medical care ratio is due to increased premiums per member combined with continuing efforts by the Company to implement product specific cost containment controls, continued activity in specialized subrogation areas and claims review for dual health coverage.

The administrative expense ratio decreased from 12.1 percent for the year ended December 31, 2000 to 11.7 percent for the year ended December 31, 2001. The administrative expense ratio is affected by changes in health premiums and other revenues, development of the Company's expansion areas and increased administrative activity related to business volume.

The effective tax rate increased from 30.6 percent for the year ended December 31, 2000 to 32.2 percent for the year ended December 31, 2001 primarily due to the benefit from certain one-time tax credits that were recognized in 2000.

The net margin rate increased from 2.7 percent for the year ended December 31, 2000 to 3.2 percent for the year ended December 31, 2001. This increase is consistent with the factors described above.

Liquidity and Capital Resources

The Company's business is not capital intensive and the majority of the Company's expenses are payments to physicians and health care practitioners, which generally vary in direct proportion to the health premium revenues received by the Company. Although medical utilization rates vary by season, the payments for such expenses lag behind cash inflow from premiums because of the lag in provider billing procedures. In the past, the Company's cash requirements have been met principally from operating cash flow and it is anticipated that this source, coupled with the Company's operating line-of-credit, will continue to be sufficient to meet the Company's cash requirements in the future.

The Company's cash and investment securities increased $121.1 million from $372.8 million at December 31, 2001 to $493.9 million at December 31, 2002, primarily due to the timing of medical expense payments which traditionally lag behind the receipt of increased premiums per member, the $41.0 million payment received from Merck in April 2002, cash received from the exercise of stock options and net income offset by the effect of treasury stock purchases and purchases of three buildings and other capital expenditures. Accounts receivable increased from $105.3 million at December 31, 2001 to $118.1 million at December 31, 2002, principally due to increased membership. Prepaid expenses, advances and other increased from $27.4 million at December 31, 2001 to $37.1 million at December 31, 2002 primarily due to an increase in the unamortized portion of prepayments for insurance policies which cover the Company's assets and business operations and an increase in working capital advances paid to Maryland hospitals.

Net property and equipment increased from $57.3 million at December 31, 2001 to $82.7 million at December 31, 2002 due to the purchase of furniture and computer hardware necessitated by the Company's growth, the purchase of a parcel of land adjacent to an existing Company owned facility, and the purchase of three additional office buildings for approximately $22.0 million at the site of its corporate headquarters in Rockville, Maryland. These buildings will provide additional contiguous office space for current and future operations.

Claims payable increased from $212.0 million at December 31, 2001 to $297.3 million at December 31, 2002, primarily due to increased membership and an increase in medical expenses per member, the timing of payments to physicians and health care practitioners, and the receipt of the $41.0 million payment from Merck, of which $28.1 million had been recorded as a reduction of claims payable at December 31, 2001. Deferred premium revenue decreased from $37.7 million at December 31, 2001 to $33.9 million at December 31, 2002 due to a decrease in cash payments received in advance of the premium coverage period. Unearned revenue increased from $1.7 million at December 31, 2001 to $14.6 million at December 31, 2002 primarily due to incentive cash payments received related to certain long-term medical services vendor contracts.

Additional paid-in capital increased from $349.6 million at December 31, 2001 to $466.2 million at December 31, 2002 due to an additional 2.0 million shares of the Company's stock being acquired by the Stock Compensation Trust ("SCT"), the exercise of employee stock options, as well as an increase in the market value of the shares of the Company's stock held in the SCT.

The value of the SCT increased from $204.7 million at December 31, 2001 to $269.3 million at December 31, 2002 due to the increase in the market value of the shares of the Company's stock held in the SCT, and the purchase of an additional 2.0 million shares of the Company's stock being acquired by the SCT offset by the exercise of employee stock options. For financial reporting purposes, the SCT is consolidated with MAMSI. The fair market value of the shares held by the SCT is shown as a reduction to stockholders' equity in the Company's consolidated balance sheets. All transactions between the SCT and MAMSI are eliminated. The difference between the cost and fair value of common stock held in the SCT is included in the consolidated financial statements as additional paid-in capital.

Treasury stock increased from $185.1 million at December 31, 2001 to $276.2 million at December 31, 2002 due to the purchase of 2,897,300 additional shares by the Company at a total cost of $91.1 million.

The Company currently has access to total revolving credit facilities of $29.0 million which are subject to annual renewal and collateral requirements, and are used to provide short-term capital resources for routine cash flow fluctuations. At December 31, 2002, the Company's investment security balances used as collateral, which are parent company only investments, fell below the minimum collateral requirements thereby reducing the credit line availability to $24.1 million. In addition, at December 31, 2002, approximately $3.2 million was drawn against these facilities, and approximately $614,000 in letters of credit were outstanding. While no amounts have been drawn against these letters of credit, they reduce the Company's credit line availability.

Following is a schedule of the short-term capital resources available to the Company:

(in thousands):	December 31, 2002	December 31, 2001
Cash and cash equivalents	$ 7,144	$ 4,510
Investment securities	486,740	368,327
Working capital advances to Maryland hospitals	23,791	19,686
Total available liquid assets	517,675	392,523
Credit line availability	20,217	20,184
Total short-term capital resources	$ 537,892	$ 412,707

The Company believes that cash generated from operations along with its current liquidity and borrowing capabilities are adequate for both current and planned expanded operations.

The Company's major business operations are principally conducted through its HMOs and its insurance company. HMOs and insurance companies are subject to state regulations that, among other things, require those companies to maintain certain levels of equity and Risk Based Capital ("RBC"), and restrict the amount of dividends and other distributions that may be paid to their parent corporation (See Note 13 to the Consolidated Financial Statements). As of December 31, 2002, those subsidiaries of the Company were in compliance with all minimum capital requirements and M.D. IPA, OCI, MLH and OCIPA exceeded all RBC requirements. OCCI failed to meet its RBC Company Action Level ("CAL") of $3.8 million at December 31, 2002. In February, 2003, additional capital was provided to meet this requirement.

During the year ended December 31, 2002, the Company repurchased an additional 2,897,300 shares of its common stock for a total cost of approximately $91.1 million. On December 31, 2002, approximately $1.3 million of unspent authorization was available for future purchases. On January 16, 2003, the Board of Directors authorized a $20.0 million stock repurchase program to begin immediately. During January 2003, the Company repurchased an additional 85,000 shares of its common stock for a total cost of approximately $2.8 million. On February 12, 2003, the Board of Directors increased the outstanding unspent authorization by $31.5 million to a total of $50.0 million.

Contractual Obligations

The Company is contractually obligated to make payments as follows within the next five years (in thousands):

Contractual Obligation	Total	1 Year	2-3 Years	4-5 Years	After 5 Years
Short-term borrowings	$3,219	$3,219	$ -	$ -	$ -
Operating leases	8,041	3,659	3,904	478	-

Operating lease terms range from one to five years with renewal provisions at the Company's option.

The Company is subject to various contracts with certain health care providers and pharmacy benefit managers. Such contracts involve payments from the Company, generally on a monthly basis, in the ordinary course of business and are not included in the above table.

Market Risk

The Company is exposed to market risk through its investment in fixed and variable rate debt securities that are interest rate sensitive. The Company does not use derivative financial instruments. The Company places its investments in instruments that meet high credit quality standards, as specified in the Company's investment policy guidelines; the policy also limits the amount of credit exposure to any one issue, issuer, or type of instrument. A hypothetical ten percent change in market interest rates over the next year would not materially affect the Company's financial position or cash flow. The Company has no significant market risk with regard to liabilities and does not use special purpose entities. Debt securities (most of which are exempt from Federal taxes) at December 31, 2002 mature according to their contractual terms as follows (in thousands):

Assets	2003	2004	2005	2006	2007	There-after	Total	Fair Value 12/31/02
Available-for-sale securities	$229,879	$10,986	$18,517	$27,784	$39,102	$137,907	$464,175	$478,380
Average interest rate	4.20%	3.83%	4.20%	4.56%	4.20%	4.24%		
Held-to-maturity	$ 7,391	$ 1,528	$ 962	$ 623	$ 350	$ 10,687	$ 21,541	$ 22,852
Average interest rate	3.74%	5.37%	5.42%	6.12%	5.71%	5.09%		

Consolidated Balance Sheets

In thousands except share amounts

	December 31, 2002	December 31, 2001
Assets		
Current assets		
Cash and cash equivalents	$ 7,144	$ 4,510
Investment securities	486,740	368,327
Accounts receivable, net	118,050	105,343
Prepaid expenses, advances and other	37,104	27,372
Deferred income taxes	3,419	216
Total current assets	652,457	505,768
Property and equipment, net	82,683	57,329
Statutory deposits	21,541	17,690
Other assets	8,951	9,207
Deferred income taxes	7,396	4,219
Total assets	$773,028	$594,213
Liabilities and Stockholders' Equity		
Current liabilities		
Short-term borrowings	$ 3,219	$ 3,681
Accounts payable	62,434	47,730
Claims payable, net	297,304	212,010
Income taxes payable	12,751	1,315
Deferred premium revenue	33,901	37,698
Unearned revenue	14,592	1,667
Deferred income taxes	2,262	8,641
Total liabilities	426,463	312,742
Stockholders' equity		
Common stock, $0.01 par, 100,000,000 shares authorized, 65,772,502 issued and 46,987,122 outstanding at December 31, 2002; 63,772,502 issued and 47,884,422 outstanding at December 31, 2001	657	637
Additional paid-in capital	466,154	349,595
Stock compensation trust (common stock held in trust), 8,311,590 shares outstanding at December 31, 2002; 9,019,450 shares outstanding at December 31, 2001	(269,296)	(204,742)
Treasury stock, 18,785,380 shares at December 31, 2002; 15,888,080 shares at December 31, 2001	(276,205)	(185,110)
Accumulated other comprehensive income	9,279	2,528
Retained earnings	415,976	318,563
Total stockholders' equity	346,565	281,471
Total liabilities and stockholders' equity	$773,028	$594,213

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

In thousands except per share amounts

	Year Ended December 31, 2002	2001	2000
Revenue			
Health premium	$2,259,600	$1,740,938	$1,414,847
Fee and other	22,416	21,244	21,811
Life and short-term disability premium	9,085	8,066	8,034
Home health services	21,961	22,715	26,304
Investment	14,967	14,772	13,483
Total revenue	2,328,029	1,807,735	1,484,479
Expense			
Medical expense			
Referral and ancillary care	931,297	722,711	582,775
Hospitalization	580,181	455,267	373,349
Primary care	90,699	80,408	77,616
Prescription drugs	299,796	227,760	189,388
Reinsurance premiums, net	1,094	1,084	144
	1,903,067	1,487,230	1,223,272
Life and short-term disability claims	3,901	3,589	3,108
Home health patient services	22,140	21,950	21,514
Administrative expense			
Salaries and benefits	163,376	141,430	117,021
Promotion and advertising	6,277	4,668	5,246
Professional services	9,298	6,208	5,568
Licenses and taxes	16,599	13,669	11,586
Facilities, maintenance and supplies	37,860	32,258	29,389
Other (including interest expense of $743, $742 and $1,045)	18,193	12,391	11,017
	251,603	210,624	179,827
Total expense	2,180,711	1,723,393	1,427,721
Income before income taxes	147,318	84,342	56,758
Income tax expense	(49,905)	(27,147)	(17,352)
Net income	$ 97,413	$ 57,195	$ 39,406
Basic earnings per common share	$ 2.49	$ 1.48	$ 1.04
Diluted earnings per common share	$ 2.34	$ 1.41	$ 1.00

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

In thousands except share amounts

	Common Stock	Additional Paid-in Capital	Stock Compensation Trust	Treasury Stock	Accumulated Other Comprehensive Income /(Loss)	Retained Earnings	Total
Balance, December 31, 1999	$ 597	$152,607	$(83,215)	$(104,117)	$ (1,013)	$221,962	$186,821
Exercise of stock options for 1,991,094 shares released from the Stock Compensation Trust		(3,443)	28,373				24,930
Stock option tax benefit		3,529					3,529
Purchase of 2,000,000 shares of MAMSI common stock to be held in the Stock Compensation Trust	20	28,730	(28,750)				—
Adjustment to market value for shares held in Stock Compensation Trust		114,924	(114,924)				—
Repurchase of 2,836,900 shares of MAMSI common stock				(31,521)			(31,521)
Comprehensive income:							
Net income						39,406	39,406
Other comprehensive loss, net of tax of $1,638					2,825		2,825
Total comprehensive income							42,231
Balance, December 31, 2000	617	296,347	(198,516)	(135,638)	1,812	261,368	225,990
Exercise of stock options for 3,000,306 shares released from the Stock Compensation Trust		(2,695)	42,753				40,058
Stock option tax benefit		6,984					6,984
Purchase of 2,000,000 shares of MAMSI common stock to be held in the Stock Compensation Trust	20	36,480	(36,500)				—
Adjustment to market value for shares held in Stock Compensation Trust		12,479	(12,479)				—
Repurchase of 2,717,900 shares of MAMSI common stock				(49,472)			(49,472)
Comprehensive income:							
Net income						57,195	57,195
Other comprehensive income, net of tax of $386					716		716
Total comprehensive income							57,911
Balance, December 31, 2001	637	349,595	(204,742)	(185,110)	2,528	318,563	281,471
Exercise of stock options for 2,707,860 shares released from the Stock Compensation Trust		(5,480)	37,038				31,558
Stock option tax benefit		20,467					20,467
Purchase of 2,000,000 shares of MAMSI common stock to be held in the Stock Compensation Trust	20	69,880	(69,900)				—
Adjustment to market value for shares held in Stock Compensation Trust		31,692	(31,692)				—
Repurchase of 2,897,300 shares of MAMSI common stock				(91,095)			(91,095)
Comprehensive income:							
Net income						97,413	97,413
Other comprehensive income, net of tax of $3,635					6,751		6,751
Total comprehensive income							104,164
Balance, December 31, 2002	$ 657	$466,154	$(269,296)	$(276,205)	$ 9,279	$415,976	$346,565

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

in thousands

	Year Ended December 31, 2002	2001	2000
Cash flows from operating activities:			
Net income	$ 97,413	$ 57,195	$ 39,406
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	11,417	11,008	10,263
Provision for bad debts	421	510	692
(Benefit) provision for deferred income taxes	(16,394)	947	(5,280)
Loss (gain) on sale and disposal of assets	156	(1)	356
Stock option tax benefit	20,467	6,984	3,529
Increase in accounts receivable	(13,128)	(15,899)	(7,023)
(Increase) decrease in prepaid expenses, advances and other	(9,440)	(3,441)	2,139
Increase in accounts payable	14,704	13,222	12,528
Increase in income taxes payable	11,436	7,705	—
Increase in claims payable, net	85,294	33,325	24,282
(Decrease) increase in deferred premium revenue	(3,797)	19,204	1,545
Increase (decrease) in unearned revenue	12,925	(1,666)	3,333
Total adjustments	114,061	71,898	46,364
Net cash provided by operating activities	211,474	129,093	85,770
Cash flows used in investing activities:			
Purchases of investment securities	(735,160)	(513,466)	(428,185)
Sales and maturities of investment securities	627,345	416,368	365,043
Purchases of property and equipment	(36,753)	(20,237)	(13,297)
Purchases of statutory deposits	(4,231)	(5,563)	(3,394)
Maturities of statutory deposits	100	2,421	2,782
Purchases of other assets	(317)	(580)	(611)
Proceeds from sale of assets	175	160	377
Net cash used in investing activities	(148,841)	(120,897)	(77,285)
Cash flows used in financing activities:			
Principal payments on notes payable	—	—	(14)
(Decrease) increase in short-term borrowings	(462)	681	(558)
Exercise of stock options	31,558	40,058	24,930
Purchase of treasury stock	(91,095)	(49,472)	(31,521)
Net cash used in financing activities	(59,999)	(8,733)	(7,163)
Net increase (decrease) in cash and cash equivalents	2,634	(537)	1,322
Cash and cash equivalents at beginning of year	4,510	5,047	3,725
Cash and cash equivalents at end of year	$ 7,144	$ 4,510	$ 5,047

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – Organization and Significant Accounting Policies

Mid Atlantic Medical Services, Inc. is a holding company whose subsidiaries are active in managed health care and other life and health insurance related activities. MAMSI's principal markets are currently in Maryland, Virginia, the District of Columbia, Delaware, West Virginia, North Carolina and Pennsylvania. MAMSI and its subsidiaries (collectively referred to as "MAMSI" or the "Company") offer a broad range of health care coverage and related ancillary products and deliver these services through health maintenance organizations ("HMOs"), a preferred provider organization ("PPO"), and a life and health insurance company. MAMSI also owns a home health care company, a home infusion services company, a hospice company, a coordination of benefits identification and collections company and maintains a partnership interest in an outpatient surgery center.

MAMSI delivers managed health care services principally through HMOs. The HMOs, MD-Individual Practice Association, Inc. ("M.D. IPA"), Optimum Choice, Inc. ("OCI"), and Optimum Choice of the Carolinas, Inc. ("OCCI") arrange for health care services to be provided to an enrolled population for a predetermined, prepaid fee, regardless of the extent or nature of services provided to the enrollees. The HMOs offer a full complement of health benefits, including physician, hospital and prescription drug services. Optimum Choice, Inc. of Pennsylvania ("OCIPA") ceased all operations in Pennsylvania during 2000.

The following are other significant wholly-owned subsidiaries of MAMSI:

- Physicians Health Plan of Maryland, Inc. ("PHP-MD") is an individual practice association ("IPA") that provides physician services to certain of the Company's HMOs.

- Alliance PPO, LLC ("Alliance") provides a delivery network of physicians (called a preferred provider organization) to employers and insurance companies in association with various health plans, and provides psychiatric services principally to third party payors or self-insured employer groups.

- MAMSI Life and Health Insurance Company ("MLH") develops and markets indemnity health products and group life, accidental death and short-term disability insurance.



- HomeCall, Inc., FirstCall, Inc. and HomeCall Pharmaceutical Services, Inc. ("HCPS") provide in-home medical care including skilled nursing, infusion and therapy MAMSI's HMO members and other payors.

- HomeCall Hospice Services, Inc. ("HHSI") provides services to terminally ill patients and their families.

- Alliance Recovery Services, LLC ("ARS") provides coordination of benefits identification and collection services to Third Party Administrators ("TPAs") and insurance companies.

The significant accounting policies followed by MAMSI and its subsidiaries are described below.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of MAMSI and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

MAJOR CUSTOMERS

A significant portion of the Company's premium revenue is derived from Federal, state and local government agencies, including governmental employees and Medicaid recipients (through 2000). For the years ended December 31, 2002, 2001 and 2000, approximately 14%, 10% and 8%, respectively, of premium revenue was derived from Federal government agencies which is included in the All Others and Commercial Risk segments (as described in Note 15), and approximately 13%, 15% and 14%, respectively, was derived from Maryland and Virginia state and local government agencies which is included in the Commercial Risk segment (as described in Note 15).

CASH EQUIVALENTS

Floating rate municipal putable bonds, which possess an insignificant risk of loss from changes in interest rates and are held less than three months from the date of purchase, are classified as cash equivalents.

INVESTMENT SECURITIES

Investment securities, consisting principally of municipal bonds and tax-free bond funds are classified as available-for-sale. These securities are carried at fair market value plus accrued interest and any unrealized gains and losses are reported in other comprehensive income, net of the related tax effect. Gains and losses are reported in earnings when realized. Gains and losses on sales of securities are computed using the specific identification method.

The Company periodically reviews its debt and equity securities to determine whether a decline in fair value below the carrying value exists and is other-than-temporary. If a decline in market value is noted and considered other-than-temporary, the cost basis or carrying amount of the security is written down to fair value and the amount of the write-down is included in earnings.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the property and equipment. Leasehold improvements are amortized on a straight-line basis over the lesser of the life of the improvement or the term of the related lease.

STATUTORY DEPOSITS

Statutory deposits, consisting principally of municipal bonds and treasury notes held in custodial accounts by state regulatory agencies, are classified as held-to-maturity. These securities are stated at amortized cost.

GOODWILL

The excess of cost over the fair value of net assets of the acquired companies is recorded as goodwill and is classified in the consolidated balance sheets as an other asset.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("Statement No. 142"), which establishes standards for financial accounting and reporting for intangible assets at acquisition and for goodwill and other intangible assets subsequent to their acquisition. Statement No. 142 is applied to existing goodwill and intangible assets for fiscal years beginning after December 15, 2001. Statement No. 142 requires goodwill to be tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required.

The Company adopted this Statement January 1, 2002, at which time amortization of the remaining book value of goodwill ceased. The Company is required to perform an annual impairment review of its goodwill balance beginning with a recurring annual measurement date. The Company has chosen October 1 to be its annual measurement date for its impairment review. The Company considers a discounted cash flow analysis, which includes profitability information, including estimated future operating results, potential savings to the Company, trends and other available information, in assessing whether the carrying value of intangible assets can be recovered. Under Statement No. 142, goodwill impairment is deemed to exist if the carrying value of a reporting unit exceeds its estimated fair value. As of December 31, 2002, the Company's estimated fair value exceeded the carrying value of its goodwill and therefore, no impairment to its goodwill was identified. As the Company does not have a material amount of goodwill, the adoption of Statement No. 142 did not have significant effect on the consolidated financial statements.

HEALTH PREMIUM

Amounts charged for health care services are recognized as premium revenue in the month for which enrollees are entitled to receive care. Included in premium revenue are amounts due from customers that utilize the Company's capitated primary care physician network, its care coordination services and other services related to health management and who self-fund, generally up to specified limits, certain elements of medical costs excluding co-payments from members, such as hospitalization and specialist physicians. Premium revenue received in advance is recorded as deferred premium revenue.

FEE AND OTHER

Amounts charged to third party payors solely for use of the Company's network of physicians and health care practitioners and its discounted fee-for-service rate structure are recognized as fee revenue. Amounts charged for administrative services only arrangements, entailing only claims payment services and utilization of the provider network without utilization of the Company's primary care physician network and care coordination services, and for which the Company bears no insurance risk, are recognized as fee revenue.

HOME HEALTH SERVICES

Amounts charged to patients, third party payors and others for home health services are recorded at net realizable amounts, including an estimate of potential retroactive adjustments under cost reimbursement agreements with third party payors.



MEDICAL EXPENSE

Medical expense consists principally of medical claims and capitation costs. Medical claims include payments to be made on claims reported as of the balance sheet date and estimates of health care services incurred but not reported ("IBNR") to the Company as of the balance sheet date. IBNR is estimated using an expense forecasting model that is based on historical claims incurrence patterns modified to consider current trends in enrollment, member utilization patterns, timeliness of claims submissions and other factors. This estimate includes medical costs to be incurred beyond the premium paying date that are contractually required.

Capitation costs represent monthly fixed fees to participating primary care physicians and other health care practitioners as retainers for providing continuing medical care.

Medical claims reversals result from the determination that the Company has paid claims in excess of contractually obligated amounts. Amounts recognized through specific identification are recorded at their net realizable value as a reduction of medical expense in the consolidated statements of operations and as an increase in accounts receivable in the consolidated balance sheets.

The Company has entered into certain long-term medical services related vendor contracts, some of which include incentives or cost guarantees designed to provide savings to the Company over several years. The Company typically accounts for the benefit derived from these incentives or guarantees ratably over the contract period as a reduction to medical expense. Because of the complexity of the Company's product offerings as well as obligations imposed under the contracts, and the timing of settlement of various contractual periods, disputes may arise as to the degree of satisfaction of the various contractual obligations which could result in material adjustments to the Company's financial statements. In the case of one of these contracts, a dispute with the Company's PBM, Merck, arose over its 2000 cost guarantee which involved approximately $41.0 million which had been recorded in the Company's financial statements as a reduction of medical expense over the three years of the contract. At December 31, 2001, approximately $28.1 million was reported in the balance sheet as a reduction of claims payable. On April 24, 2002, the Company reached a settlement of its dispute with Merck. Under the terms of the settlement, the Company has received payment of $41.0 million. In addition to the 2000 guarantee, the Company's former PBM contract provided for a risk-sharing arrangement for the years 2001 and 2002. The 2001 risk-sharing arrangement is in the process of being finalized and settled. It is anticipated that the 2002 risk-sharing arrangement will be settled in July, 2003. As of December 31, 2002, the Company has recorded what it believes to be a reasonable estimate of the results of these risk-share arrangements.

The Company believes that its claims reserves are adequate to satisfy its ultimate claims liabilities; however, the liability as established may vary significantly from actual claims amounts, either negatively or positively, and as adjustments are deemed necessary, they are included in current operations. Establishment of claims estimates is an inherently uncertain process; there can be no certainty that currently established reserves will prove adequate to cover actual ultimate expenses. Subsequent actual experience could result in reserves being too high or too low which could positively or negatively affect the Company's earnings in future periods. For the years ended December 31, 2002, 2001 and 2000, the Company estimates that it over-estimated or (under-estimated) its claims reserves by $31,294,000, $7,701,000 and $(4,407,000), respectively. See Note 5.

Premium deficiency reserves, if any, are recognized when it is probable that the expected future health care cost of a group of existing contracts (and the costs necessary to maintain those contracts) will exceed future anticipated premiums, investment income and reinsurance recoveries on those contracts. The Company groups contracts consistent with its underwriting. The Company evaluates the need for premium deficiency reserves on a quarterly basis. An immaterial amount of reserves was required at December 31, 2002 and 2001.

COORDINATION OF BENEFITS

Coordination of benefits ("COB") results from the determination that the Company has paid for medical claims expenses for which an enrollee has duplicate coverage and for which another insurer is primarily liable. In the consolidated statements of operations, such identified amounts are classified as a reduction of medical expense and, in the consolidated balance sheets, such amounts are classified as a reduction of claims payable.

INCOME TAXES

The income tax provision includes Federal and state income taxes both currently payable and deferred because of differences between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

EARNINGS PER COMMON SHARE

Basic earnings per common share are calculated using the weighted average shares outstanding. Outstanding stock options are treated as common stock equivalents for purposes of computing diluted earnings per share. Shares held in the Company's Stock Compensation Trust (see Note 11) are excluded from the calculation of basic and diluted earnings per share.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents - The carrying amount reported in the consolidated balance sheets approximates fair value.

Investment securities - Fair values are based on quoted market prices.

Statutory deposits - Fair values are based on quoted market prices.

Short-term borrowings - The carrying amount reported in the consolidated balance sheets approximates fair value.

ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

STOCK OPTION PLANS

On December 31, 2002, the Financial Accounting Standards Board issued FASB Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("Statement 148"). Statement 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("Statement 123"), to provide alternative methods of transition for an entity that changes to the fair value method of accounting for stock-based employee compensation. Statement 148 does not amend Statement 123 to require companies to account for stock-based employee awards using the fair value method.

As permitted by Statement 123, as amended by Statement 148, the Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its stock option plans. Under APB 25, because the exercise price of the Company's employee stock options equals the market value of the underlying stock on the date of grant, no compensation expense is recognized. See Note 10 for further information on the Company's stock option plans.

RECLASSIFICATIONS

Certain balances in the 2001 and 2000 financial statements have been reclassified to conform with the 2002 presentation.

NOTE 2 - Investments

Investments are classified into two categories (available-for-sale or held-to-maturity) and are valued based upon this designation. Securities classified as available-for-sale, which include debt and equity securities that the Company does not have the positive intent to hold to maturity, are marked to market with the resulting unrealized gain or loss reflected in other comprehensive income. Securities classified as held-to-maturity, which are debt securities that the Company has both the positive intent and ability to hold to maturity, are carried at amortized cost. The Company classifies its statutory deposits as held-to-maturity with no effect on the recorded value. All other investments are classified as available-for-sale. Management re-evaluates these designations annually.

The following is a summary of available-for-sale and held-to-maturity securities at December 31, 2002 and 2001:

2002 (in thousands)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-sale securities				
U.S. Treasury securities and obligations of U.S. government agencies	$ 2,169	$ 266	$ —	$ 2,435
Obligations of states and political subdivisions	256,777	13,950	11	270,716
Municipal bond funds	201,864	—	—	201,864
Accrued interest	3,365	—	—	3,365
Debt securities	464,175	14,216	11	478,380
Equity securities	8,290	141	71	8,360
Investment securities	$472,465	$14,357	$ 82	$486,740
Held-to-maturity securities				
U.S. Treasury securities and obligations of U.S. government agencies	$ 12,007	$ 917	$ —	$ 12,924
Obligations of states and political subdivisions	9,284	394	—	9,678
Other investments	250	—	—	250
Statutory deposits	$ 21,541	$ 1,311	$ —	$ 22,852

2001 (in thousands)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-sale securities				
U.S. Treasury securities and obligations of U.S. government agencies	$ 2,152	$ 120	$ —	$ 2,272
Obligations of states and political subdivisions	206,691	5,115	1,183	210,623
Municipal bond funds	145,010	—	—	145,010
Accrued interest	2,955	—	—	2,955
Debt securities	356,808	5,235	1,183	360,860
Equity securities	7,630	891	1,054	7,467
Investment securities	$364,438	$ 6,126	$ 2,237	$368,327
Held-to-maturity securities				
U.S. Treasury securities and obligations of U.S. government agencies	$ 7,908	$ 226	$ 1	$ 8,133
Obligations of states and political subdivisions	9,532	116	—	9,648
Other investments	250	—	—	250
Statutory deposits	$ 17,690	$ 342	$ 1	$ 18,031

For the years ended December 31, 2001 and 2000, marketable equity available-for-sale securities with a fair value at the date of sale of $900,000 and $317,000, respectively, were sold. The gross realized gains on such sales totaled $18,000 and $71,000, and the gross realized losses totaled $17,000 and $-0- for each of the respective periods. There were no sales in 2002. Realized gains and losses are included in investment income. Other sales and maturities of investment securities consisted principally of redemptions on municipal bond funds.

The amortized cost and estimated fair value of debt and marketable equity securities at December 31, 2002, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

(in thousands)	Cost	Estimated Fair Value
Available-for-sale		
Due in one year or less	$ 229,879	$ 230,382
Due after one year through five years	128,205	136,598
Due after five years through ten years	102,921	108,230
Due after ten years	3,170	3,170
Debt securities	464,175	478,380
Equity securities	8,290	8,360
	$ 472,465	$ 486,740
Held-to-maturity		
Due in one year or less	$ 7,391	$ 7,421
Due after one year through five years	8,362	9,016
Due after five years through ten years	5,788	6,415
Due after ten years	—	—
	$ 21,541	$ 22,852



NOTE 3 - Accounts Receivable

Accounts receivable consists of the following at December 31:

(in thousands)	2002	2001
Premium and fee accounts	$ 95,463	$ 84,969
Home health service accounts	6,810	8,141
Medical recoverables	4,059	5,165
Pharmacy rebates	15,094	9,009
Other	3,692	4,706
Less: allowance for doubtful accounts	(7,068)	(6,647)
	$ 118,050	$ 105,343

Medical recoverables consist of refunds identified on paid claims, and pharmacy rebates consist of amounts due for contractual arrangements with the Company's PBM. These amounts have been recorded as a reduction of medical expense in the consolidated statements of operations. Other receivables consist primarily of amounts due for reinsurance recoveries, interest accrued on statutory deposits and amounts related to contractual arrangements with laboratory service providers.

NOTE 4 - Property and Equipment

Property and equipment consists of the following at December 31:

(in thousands)	2002	2001
Land, buildings and improvements	$ 69,769	$ 44,416
Computer equipment and software	48,682	42,345
Office furniture and equipment	30,200	26,138
Leasehold improvements	4,155	3,856
	152,806	116,755
Less: accumulated depreciation and amortization	(70,123)	(59,426)
	$ 82,683	$ 57,329

NOTE 5 - Claims Payable

The following table shows the components of claims payable for the years ended December 31:

(in thousands)	2002	2001	2000
Reserve for incurred but not reported claims	$247,983	$206,526	$165,806
Claims received, not yet paid and other items	49,321	33,598	27,776
Amortized value of pharmacy cost guarantee related to the year 2000	—	(28,114)	(14,897)
Total claims payable	$297,304	$ 212,010	$178,685

The following table shows the components of the change in claims payable for the years ended December 31, 2002, 2001 and 2000 for each year's Dates of Service ("DOS") (in thousands except for percentages):

For the Year Ended December 31, 2002:	Medical	Life & STD	Total	2002 DOS	2001 & Prior DOS
Beginning of the year	$ 210,700	$ 1,310	$ 212,010	$ —	$ 212,010
Components of medical expense:					
Estimated cost incurred	1,934,361	3,901	1,938,262	1,938,262	—
Estimated redundancy	(31,294)	—	(31,294)	—	(31,294)
	1,903,067	3,901	1,906,968	1,938,262	(31,294)
Payments for medical expense	(1,818,046)	(3,628)	(1,821,674)	(1,652,538)	(169,136)
End of the year	$ 295,721	$ 1,583	$ 297,304	$ 285,724	$ 11,580
Prior year redundancy as a percentage of current year medical expense	1.64%				

For the Year Ended December 31, 2001:	Medical	Life & STD	Total	2001 DOS	2000 & Prior DOS
Beginning of the year	$ 177,435	$ 1,250	$ 178,685	$ —	$ 178,685
Components of medical expense:					
Estimated cost incurred	1,494,931	3,589	1,498,520	1,498,520	—
Estimated redundancy	(7,701)	—	(7,701)	—	(7,701)
	1,487,230	3,589	1,490,819	1,498,520	(7,701)
Payments for medical expense	(1,453,965)	(3,628)	(1,457,494)	(1,277,361)	(180,133)
End of the year	$ 210,700	$ 1,310	$ 212,010	$ 221,159	$ (9,149)
Prior year redundancy as a percentage of current year medical expense	0.52%				

For the Year Ended December 31, 2000:	Medical	Life & STD	Total	2000 DOS	1999 & Prior DOS
Beginning of the year	$ 153,237	$ 1,166	$ 154,403	$ —	$ 154,403
Components of medical expense:					
Estimated cost incurred	1,218,865	3,108	1,221,973	1,221,973	—
Estimated deficiency	4,407	—	4,407	—	4,407
	1,223,272	3,108	1,226,380	1,221,973	4,407
Payments for medical expense	(1,199,074)	(3,024)	(1,202,098)	(1,048,160)	(153,938)
End of the year	$ 177,435	$ 1,250	$ 178,685	$ 173,813	$ 4,872
Prior year deficiency as a percentage of current year medical expense	(0.36%)				

The Company does not track the redundancy/(deficiency) related to its life and short-term disability business. Any actual redundancy/(deficiency) would be immaterial to the tables above and the Company's financial statements.

NOTE 6 - Notes Payable

The Company has access to total revolving credit facilities of $29.0 million, which are subject to annual renewal and collateral requirements, and are used to provide short-term capital resources for routine cash flow fluctuations. At December 31, 2002, the Company's investment security balances used as collateral, which are parent company only investments, fell below the minimum collateral requirements thereby reducing the credit line availability to $24.1 million. Borrowings bear interest at a rate based on Libor plus .65% and are secured by certain cash balances and investment securities. At December 31, 2002, approximately $3.2 million was outstanding on one of the lines-of-credit at an interest rate of 2.93% and approximately $614,000 in letters-of-credit were outstanding, although no amounts had been drawn.

Interest expense paid in cash on borrowings and on claims paid subsequent to state mandated deadlines during 2002, 2001 and 2000 was approximately $770,000, $1,267,000 and $444,000, respectively.

NOTE 7 - Reinsurance

M.D. IPA, OCI, OCCI and MLH maintain reinsurance coverage to provide for reimbursement of claims in excess of certain limits. The reinsurer for health claims indemnifies either 90% of the approved per diem or fixed charge per procedure (whichever is less), or 80% of the eligible in and out of service area acute care medical expenses (if not paid at a fixed fee) in excess of $200,000 per enrollee per year. Transplant costs conducted in an approved facility are reimbursed at either 90% or 80% of eligible charges and in non-approved facilities at 50% of eligible charges. There is a lifetime maximum of $2,000,000 in eligible medical costs with no more than $1,000,000 in a given year. Reinsurance for life and accidental death claims generally covers all settlements in excess of $50,000 per person subject to a $950,000 maximum recovery per person for life claims and $1,000,000 per person on accidental death claims. Reinsurance recoveries for the years ended December 31, 2002, 2001 and 2000 were approximately $2,866,000, $2,319,000 and $2,044,000, respectively. In the consolidated statements of operations, reinsurance premiums are shown net of the related recoveries. The Company is contingently liable for its reinsured losses to the extent that the reinsurance company cannot meet its obligations under the reinsurance contracts.

NOTE 8 - Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax liabilities and assets are as follows as of December 31:

(in thousands)	2002	2001
Deferred tax liabilities:		
Accelerated depreciation	$ 1,407	$ 1,071
Receivable valuation adjustments	—	9
Vendor guarantee revenue	3,183	10,739
Unrealized investment gains	4,996	1,361
Total deferred tax liabilities	9,586	13,180
Deferred tax assets:		
Accrued medical expenses	1,769	1,559
Premium revenue adjustments	2,661	2,639
Receivable valuation adjustments	658	—
State net operating losses	4,152	4,144
Accrued pension expenses	7,563	3,864
Accrued vacation	324	400
Advanced revenue	4,623	—
Other	466	146
Total deferred tax assets	22,216	12,752
Valuation allowance for deferred tax assets	(4,077)	(3,778)
Net deferred tax assets	18,139	8,974
	$ 8,553	$(4,206)
Included in the consolidated balance sheets:		
Current assets - deferred income taxes	$ 3,419	$ 216
Non-current assets - deferred income taxes	7,396	4,219
Current liabilities - deferred income taxes	(2,262)	(8,641)
Net deferred tax asset (liability)	$ 8,553	$(4,206)

Significant components of the provision for income taxes attributable to continuing operations are as follows for the years ended December 31:

(in thousands)	2002	2001	2000
Current:			
Federal	$ 65,405	$ 25,579	$ 22,041
State	894	621	591
Total current	66,299	26,200	22,632
Deferred:			
Federal	(15,683)	1,771	(5,019)
State	(711)	(824)	(261)
Total deferred	(16,394)	947	(5,280)
	$ 49,905	$ 27,147	$ 17,352

The Company's tax provision differs from the statutory rate for Federal income taxes for the years ended December 31 as follows:

(in thousands)	2002	2001	2000
Statutory rate (35%)	$51,561	$ 29,520	$19,866
Tax-exempt interest	(3,314)	(2,870)	(2,067)
State income taxes, net of Federal benefit	474	22	(436)
Increase in valuation allowance for deferred tax assets	299	27	706
Other non-deductible items	451	529	574
Tax credits	(191)	(191)	(664)
Other, net	625	110	(627)
	$49,905	$ 27,147	$17,352

Total tax deposits made by the Company in 2002, 2001 and 2000 were approximately $34,750,000, $11,750,000 and $19,255,000, respectively.

At December 31, 2002, the Company has state net operating loss carryforwards of $94,399,000 that expire in various years beginning in 2006. The losses were generated by certain operating subsidiaries of the Company, in the normal course of their business.

The Company records a valuation allowance for deferred tax assets when in management's judgment it is more likely than not that all or a portion of a deferred tax asset will not be realized. At December 31, 2002 and 2001, the Company recorded a valuation allowance related to certain state net operating loss carryforwards.

NOTE 9 - Related Parties

For the years ended December 31, 2002, 2001 and 2000, certain members of the Boards of Directors of MAMSI and affiliated corporations who are also participating physicians provided medical services to enrollees totaling $4,533,000, $5,414,000 and $4,954,000, respectively, which represents approximately .4%, .7% and .8% in 2002, 2001 and 2000, respectively, of payments to all physicians. Board members are remunerated at the same contractual level as all other participating physicians and are selected by enrollees to render medical services under the same guidelines as all other participating physicians.



NOTE 10 - Employee Benefits Plans

PENSION PLANS

The Company has a defined contribution 401(k) savings plan covering all full-time employees. Employees are allowed to contribute up to 50% of their pretax earnings annually up to a maximum contribution of $11,000 and the Company makes a matching contribution of 50% on the first 4% of contributions made by employees. Only Company contributions may be invested in MAMSI stock. Employee contributions can be invested in a variety of mutual funds. Employees vest immediately in the employee contributions and ratably over five years in the Company contributions. During 2002, 2001 and 2000, the Company's contribution to the 401(k) plan aggregated $1,359,000, $1,355,000 and $1,388,000, respectively.

Pursuant to the employment contracts entered into by the Company with certain key executives, effective in 2000, each executive is entitled to supplemental retirement income benefits based upon years of service and attained salary levels. The Company is accruing for the liability under these contracts based on an estimated present value calculation of the future benefits payable to each executive. Expense recognized related to this benefit was $10,423,000, $5,783,000 and $2,866,000 for the years ended December 31, 2002, 2001 and 2000, respectively.


MAMSI
Your Life. Our Mission.

STOCK OPTION PLANS

The Company follows APB 25 under which no compensation expense has been recognized for financial statement purposes in connection with its stock option plans. Pro forma information regarding net income and earnings per share are required by Statement 123, as amended by Statement 148, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2002, 2001 and 2000, respectively: risk-free interest rates of 3.9%, 4.8% and 6.6%; volatility factors of the expected market price of the Company's common stock of .53, .65 and .65 and a weighted average life of the options of three years. The Company anticipates that it will declare no dividends.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period. In accordance with Statement 148, the following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement 123:

(in thousands except per share amounts)	2002	2001	2000
Net income, as reported	$97,413	$57,195	$39,406
Basic earnings per share, as reported	2.49	1.48	1.04
Diluted earnings per share, as reported	2.34	1.41	1.00
Stock-based compensation, net of tax	$ 9,218	$ 7,198	$ 5,386
Basic earnings per share	.24	.19	.14
Diluted earnings per share	.22	.18	.14
Pro forma net income	$ 88,195	$49,997	$34,020
Pro forma basic earnings per share	2.25	1.29	.90
Pro forma diluted earnings per share	2.12	1.23	.86

In years 1990 through 1996, and years 1998 through 2002, MAMSI implemented a non-qualified stock option plan whereby options for the purchase of shares of common stock may be granted to directors, officers and employees of the Company. Unexpired authorized shares under the plans total 9,000,000. Options under the plans generally vest over a three-year period and are exercisable at 100% of the fair market value per share on the date the options are granted. The Company accounts for these stock option grants in accordance with APB 25, and, accordingly, recognizes no compensation expense for these stock option grants. Transactions relating to the plans are summarized as follows:

	2002 Shares	2002 Weighted Average Exercise Price	2001 Shares	2001 Weighted Average Exercise Price	2000 Shares	2000 Weighted Average Exercise Price
Outstanding, January 1	7,148,763	$12.45	7,978,037	$11.59	9,524,599	$13.35
Granted	2,169,070	$28.29	2,526,290	$16.46	3,100,763	$ 9.53
Exercised	(2,707,860)	$11.65	(3,000,306)	$13.35	(1,991,094)	$12.52
Forfeited	(208,252)	$18.69	(355,258)	$14.02	(2,656,231)	$14.76
Outstanding, December 31	6,401,721	$17.95	7,148,763	$12.45	7,978,037	$11.59
Available for grant, end of year	1,249,017		1,251,180		1,554,976	
Exercisable, end of year	3,638,899		3,977,323		4,474,207	
Option price range for exercised shares	$5.00-$28.20		$5.06-$20.63		$5.06-$17.13	
Option price range at end of year	$5.37-$42.08		$5.00-$23.05		$5.00-$21.00	
Weighted average fair value of options granted during year	$11.06		$7.61		$4.10	

Range of Exercise Prices	Options Outstanding: Outstanding as of 12/31/2002	Options Outstanding: Weighted Average Remaining Contractual Life	Options Outstanding: Weighted Average Exercise Price	Options Exercisable: Exercisable as of 12/31/2002	Options Exercisable: Weighted Average Exercise Price
$ 5.01 - $ 10.00	1,854,635	2.0	$ 8.74	1,600,885	$ 8.68
$10.01 - $ 15.00	311,494	1.0	$ 12.59	273,309	$ 12.45
$15.01 - $ 20.00	2,104,611	3.1	$ 16.56	1,302,531	$ 16.73
$20.01 - $ 25.00	826,660	4.0	$ 22.67	406,124	$ 22.68
$25.01 - $ 30.00	294,411	4.1	$ 25.40	950	$ 26.46
$30.01 - $ 35.00	978,040	4.4	$ 33.27	55,100	$ 33.30
$35.01 - $ 40.00	28,630	4.8	$ 36.67	—	$ —
$40.01 - $ 45.00	3,240	4.8	$ 41.61	—	$ —
	6,401,721	3.1	$ 17.95	3,638,899	$ 13.78

INCENTIVE COMPENSATION PLAN

The Company has an incentive compensation plan whereby managers receive bonuses based upon improvement in the annual operating results of the Company. During 2002, 2001 and 2000, incentive compensation expense was approximately $11,000,000, $9,000,000 and $7,000,000, respectively, which was paid to employees in February 2003, 2002 and 2001, respectively.

NOTE 11 - Common Stock

The following table sets forth the computation of basic and diluted earnings per share:

	2002	2001	2000
Numerator:			
Net income	$ 97,413,000	$ 57,195,000	$39,406,000
Denominator:			
Denominator for basic earnings per share - weighted average shares	39,171,996	38,672,147	38,052,746
Dilutive securities - employee stock options	2,485,013	1,829,939	1,288,291
Denominator for diluted earnings per share - adjusted weighted average shares	41,657,009	40,502,086	39,341,037

On August 26, 1996, the Company established the MAMSI SCT to fund its obligations arising from its various stock compensation plans. MAMSI initially funded the SCT with 9,130,000 shares of newly issued MAMSI stock. In exchange, the SCT delivered a promissory note to MAMSI for approximately $129.9 million which represented the purchase price of the shares. Amounts owed by the SCT to MAMSI are repaid by cash received by the SCT or will be forgiven by MAMSI, which will result in the SCT releasing shares to satisfy MAMSI obligations for stock compensation.

During 2002, the SCT purchased an additional 2,000,000 of the Company's common stock for approximately $69.9 million. The existing promissory note has been modified to reflect these purchases.

For financial reporting purposes, the SCT is consolidated with MAMSI. The fair market value of the shares held by the SCT is shown as a reduction to stockholders' equity in the Company's consolidated balance sheets. All transactions between the SCT and MAMSI are eliminated. The difference between the cost and fair value of common stock held in the SCT is included in the consolidated financial statements as additional paid-in capital.

NOTE 12 - Commitments and Contingencies

The Company leases office space under the terms of non-cancelable operating leases that expire at various dates through 2007. Rent expense relating to these operating leases approximated $4,253,000, $4,393,000 and $3,470,000 in 2002, 2001 and 2000, respectively.

Future minimum lease commitments under non-cancelable operating leases are as follows for the years ended December 31 (in thousands):

Year	Amount
2003	$ 3,659
2004	2,668
2005	1,236
2006	293
2007	185
	$ 8,041

M.D. IPA contracts with the Office of Personnel Management ("OPM") to provide or arrange health services under the Federal Employees Health Benefits Program ("FEHBP"). The contract with OPM and applicable government regulations establish premium rating requirements for the FEHBP. In the normal course of business, OPM audits health plans with which it contracts to verify, among other things, that the premiums calculated and charged to OPM are established in compliance with the best community rating guidelines established by OPM. OPM typically audits plans once every five or six years, and each audit covers the prior five or six year period. While the government's initial on-site audits are usually followed by a post-audit briefing as well as a preliminary audit report in which the government indicates its preliminary results, final resolution and settlement of the audits can take two to three years. The results of these audits could result in material adjustments to the Company's financial statements. The Company has been audited through 1999. There were no significant findings related to 1999. OPM has not yet audited 2000-2002.



The Company is involved in various legal actions arising in the normal course of business, some of which seek substantial monetary damages. After review, including consultation with legal counsel, management believes any ultimate liability that could arise from these other actions will not materially affect the Company's consolidated financial position or results of operations.

NOTE 13 - Statutory Requirements

M.D. IPA, OCI, OCCI and OCIPA are subject to insurance department regulations in the states in which they are licensed. MLH is subject to insurance department regulations in Maryland, its state of domicile.

Minimum required levels of Risk Based Capital - Company Action Level ("RBC CAL") and statutory net worth and actual statutory net worth as of December 31 are as follows:

2002	RBC CAL	Required Net Worth	Actual Net Worth
M.D. IPA	$13,500,000	$3,000,000	$ 50,800,000
OCI	50,900,000	3,000,000	94,000,000
MLH	43,600,000	1,125,000	175,200,000
OCCI	3,800,000	2,500,000	3,400,000
OCIPA	6,000	1,500,000	2,100,000

2001	RBC CAL	Required Net Worth	Actual Net Worth
M.D. IPA	$ 9,700,000	$3,000,000	$ 40,500,000
OCI	39,500,000	3,000,000	59,800,000
MLH	35,600,000	1,125,000	108,280,000
OCCI	2,500,000	2,500,000	7,100,000
OCIPA	17,000	1,500,000	2,100,000



M.D. IPA, OCI, OCCI, OCIPA and MLH were in compliance with state depository rules at December 31, 2002 and 2001. OCCI was in compliance with its working capital requirement of $1.6 million at December 31, 2002 and 2001. M.D. IPA, OCI, OCIPA and MLH exceeded the highest RBC requirements at December 31, 2002 and 2001. OCCI failed to meet its RBC CAL of $3.8 million at December 31, 2002. In February, 2003, additional capital was provided to meet this requirement. These MAMSI subsidiaries must notify state regulators before the payment of any dividends to MAMSI and, in certain circumstances, must receive positive affirmation prior to such payment.

The National Association of Insurance Commissioners revised the Accounting Practices and Procedures Manual in a process referred to as Codification. The revised manual became effective January 1, 2001. The domiciliary states of M.D. IPA, OCI, OCCI, OCIPA and MLH have adopted the provisions of the revised manual. The revised manual has changed, to some extent, prescribed statutory accounting practices that M.D. IPA, OCI, OCCI, OCIPA and MLH use to prepare their statutory-basis annual statements. The impact of these changes to MAMSI and its insurance subsidiaries' statutory-basis capital and surplus as of January 1, 2001 was not significant.

NOTE 14 - Risk Concentrations

Financial instruments that potentially subject the Company to credit risk consist primarily of investments in marketable securities (including money market funds, floating rate municipal putable bonds, intermediate term municipal bonds, and common stocks) and premiums receivable. The Company receives advice through or assigns direct management of investment in securities to professional investment managers selected for their expertise in various markets, within guidelines established by the Board of Directors. These guidelines include broad diversification of investments. Concentrations of credit risk and business volume with respect to commercial premiums receivable are generally limited due to the large number of employer groups comprising the Company's customer base. As of December 31, 2002, approximately 24% of premium and home health service receivables were due from federal government agencies. The Company performs ongoing credit evaluations of customers and generally does not require collateral.

NOTE 15 - Reportable Segments

DESCRIPTION OF THE TYPES OF PRODUCTS AND SERVICES FROM WHICH EACH REPORTABLE SEGMENT DERIVES ITS REVENUES

The Company has two reportable segments: Commercial risk products and Preferred Provider Organizations ("PPO"). Commercial risk products include traditional HMO and point-of-service health care plans as well as hybrid products. Traditional products provide for the provision of comprehensive medical care to enrollees for a fixed, prepaid premium regardless of the amount of care provided. Hybrid products offer the ability to tailor employee health care offerings by varying benefit designs, funding methods and insurance risk. These products combine the use of capitated physicians to serve as care coordinators, employer funding of specialist and institutional claims on an "as paid" basis with MAMSI's underwriting of risk on a specific and/or aggregate stop loss basis. MAMSI offers access to its preferred provider network of physicians to employers and insurance companies in association with various health plans. PPOs allow enrollees to receive care from a network of participating physicians and health care practitioners who agree to provide services at contractually negotiated rates in exchange for increased patient volume. A PPO does not assume insurance risk from medical utilization and it is not the claims payor.

MEASUREMENT OF SEGMENT PROFIT OR LOSS

The Company evaluates performance and allocates resources based on profit or loss from operations before income taxes, not including income from the Company's investment portfolio. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Management does not allocate assets in the measurement of segment profit or loss; therefore, jointly used assets are not allocated to the reportable segments.

FACTORS MANAGEMENT USED TO IDENTIFY THE COMPANY'S REPORTABLE SEGMENTS

The Company's reportable segments are business units that offer different products. The reportable segments are each managed separately because of the range of benefit plans offered for providing health care coverage to enrollees.

(in thousands)

Reportable Segments	Commercial Risk	PPO	All Others	Totals
Year ended December 31, 2002:				
Revenue from external customers	$2,259,600	$22,416	$ 31,046	$2,313,062
Segment pretax profit (loss)	124,064	10,311	(1,575)	132,800
	Commercial Risk	PPO	All Others	Totals
Year ended December 31, 2001:				
Revenue from external customers	$1,740,938	$21,244	$ 30,781	$1,792,963
Segment pretax profit (loss)	60,448	10,622	(1,057)	70,013
	Commercial Risk	PPO	All Others	Totals
Year ended December 31, 2000:				
Revenue from external customers	$1,404,910	$21,811	$ 44,275	$1,470,996
Segment pretax profit	30,773	10,906	2,135	43,814

The sources of revenue included in the All Others category are composed primarily of Medicaid, life and STD and home health. The Company ended its participation in Medicaid in 2000. All revenue is generated within the United States.


MAMSI

(in thousands)	2002	2001	2000
Revenues			
Total external revenues for reportable segments	$2,282,016	$1,762,182	$1,426,721
Other revenues	31,046	30,781	44,275
Investment revenue not allocated	14,967	14,772	13,483
Total consolidated revenues	$2,328,029	$1,807,735	$1,484,479
Pretax Profit			
Total profit from reportable segments	$ 134,375	$ 71,070	$ 41,679
Other (loss) profit	(1,575)	(1,057)	2,135
Net investment income not allocated	14,518	14,329	12,944
Total consolidated pretax profit	$ 147,318	$ 84,342	$ 56,758

NOTE 16 - Comprehensive Income

Changes in accumulated other comprehensive income related to changes in unrealized gains on securities, net-of-tax, were as follows:

(in thousands)	2002	2001	2000
Unrealized holding gains arising during period	$ 6,781	$ 722	$2,887
Less: Reclassification adjustment for net gains included in net income	30	6	62
Net unrealized gains recognized in other comprehensive income	$ 6,751	$ 716	$2,825

NOTE 17 - Fourth Quarter Adjustments

The Company made adjustments in the fourth quarter of 2002 resulting from the determination that certain estimates relating to claims flow patterns that were assumed in establishing the IBNR liability for medical claims during 2002 should be revised to reflect faster receipt of claims by the Company. This change in estimate reduced accounts receivable and premium revenue by $3,000,000 and reduced claims payable and medical expenses by $24,000,000. Net income increased by $12,789,000 and fully diluted earnings per share by $.31.


EXTRAORDINARY
2002

Report of Independent Auditors

Board of Directors and Stockholders
Mid Atlantic Medical Services, Inc.

We have audited the accompanying consolidated balance sheets of Mid Atlantic Medical Services, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We have conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mid Atlantic Medical Services, Inc. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

McLean, Virginia
February 10, 2003

Common Stock and Stockholder Information

The Company's common stock is currently listed on The New York Stock Exchange, Inc. ("NYSE") under the trading symbol MME. The following table sets forth for the indicated periods the high and low reported closing prices of the common stock as furnished by the NYSE.

	2002		2001	
	HIGH	LOW	HIGH	LOW
First Quarter	$28.90	$22.65	$20.30	$14.94
Second Quarter	39.14	27.95	21.08	15.34
Third Quarter	37.00	27.79	23.05	17.63
Fourth Quarter	42.70	29.12	22.96	16.70

The Company has never paid any cash dividends on its common stock and presently anticipates that no cash dividends will be declared in the foreseeable future. See Note 13 to the Consolidated Financial Statements.

On September 6, 2002, the Company's SCT purchased from the Company 2,000,000 shares of the Company's common stock at a price of $34.95 per share for $20,000 in cash and $69,880,000 in the form of a note payable to the Company. The sale was exempt under Section 4(2) of the Securities Act of 1933, as amended, ("1933 Act"). The SCT is used to meet grant obligations of the Company's stock option plans, and the shares issuable upon exercise of these options are registered under the 1933 Act.

As of March 7, 2003 there were approximately 634 stockholders of record of the Company's common stock.

MME Listed NYSE
THE NEW YORK STOCK EXCHANGE

Officers and Directors†

Executive Staff

Mark D. Groban, M.D.**
Chairman of the Board

Thomas P. Barbera**
Vice Chairman of the Board, President
and Chief Executive Officer

Robert E. Foss**
Senior Executive Vice President
and Chief Financial Officer

Sharon C. Pavlos**
Associate Senior Executive Vice President,
General Counsel and Secretary

Stephan H. Bandeian, M.D.
Senior Vice President - Strategic Policy and Analysis

C. Franklin Church, M.D.
Senior Vice President -
North Carolina Medical Director

John D. DeRosa**
President - Alliance PPO, LLC

Paul E. Dillon
Senior Vice President and Treasurer

Vera C. Dvorak, M.D.**
Executive Vice President and Medical Director

Susan D. Goff**
President - MD-Individual Practice Association, Inc.
Executive Vice President - Sales

Debbie J. Hulen**
Senior Vice President - Sales

R. Larry Mauzy
Executive Vice President and Chief Information Officer

Gretchen P. Murdza
Chief Executive Officer - HomeCall, Inc. and FirstCall, Inc.
President - HomeCall Pharmaceutical Services, Inc. and HomeCall Hospice Services, Inc.

Catherine F. Ramey
Executive Vice President - Claims

Board of Directors

Mark D. Groban, M.D.**
Chairman of the Board
MAMSI

Howard M. Arnold
Chairman and Chief Executive Officer
Churchill Investment Corporation

Thomas P. Barbera**
Vice Chairman of the Board, President and
Chief Executive Officer
MAMSI

Francis C. Bruno, M.D.
Family Practice

Raymond H. Cypess, D.V.M., Ph.D.
President and CEO
American Type Culture Collection

John W. Dillon*
Former Vice President External Affairs (Retired)
Verizon Maryland, Inc.

Robert E. Foss**
Senior Executive Vice President
and Chief Financial Officer
MAMSI

John P. Mamana, M.D.
Chief Executive Officer, Chairman of the Board and
Director of American Health Sciences, Inc.

Edward J. Muhl*
Partner
PriceWaterhouseCoopers LLP

Janet L. Norwood*
B.A., M.A., Ph.D, LL.D. Honorary
Former Chair of the Advisory Council on
Unemployment Compensation

John A. Paganelli
President Emeritus
Transamerica Life Insurance Company

Ivan R. Sabel
Chairman and Chief Executive Officer
Hanger Orthopedics Group, Inc.

James A. Wild*
Vice President
Almag Plating Corporation

† - As of March 7, 2003.
* - Signifies a member of the Audit Committee.
** - Signifies an executive officer for Securities and Exchange Commission purposes.

Senior Staff

Morton B. Albert, M.D., Medical Director - Behavioral Health
Vincent M. Ancona, Vice President - Provider Networks
James P. Bauer, Senior Vice President - Information Technology
James M. Bennett, M.D., Associate Medical Director - West Virginia
Gail L. Bragg, Vice President - HomeCall, Inc.
Royce A. Burruss, RPh, Vice President - HomeCall Pharmaceutical Services, Inc.
Regina L. Chmielewski, Vice President - Large Group Sales
Thomas W. Cogan, Vice President - Large Group Sales
William J. Cullen, M.D., Associate Medical Director - Inpatient Services
Janice P. Dade, Vice President - Alliance PPO, LLC
J. Barry Dumser, Vice President - Collections
Sally J. Duran, Senior Vice President - Quality Improvement
Christopher R. Dyckman, Senior Vice President - Corporate Sales and Marketing
Artie R. Esworthy, Jr., President - HomeCall, Inc.
John E. Fleig, Jr., Senior Vice President - Pricing, Underwriting and Benefits
Judith S. Graham, Vice President - Human Resources
Cindy J. Henegar, R.N., Vice President - Clinical Operations/Claims
Nancy J. Helman, Vice President - Deputy General Counsel
Mark A. Hockey, Vice President - Systems Support
John S. Hulen, Senior Vice President - Information Technology
Joan W. Huppi, M.D., Associate Medical Director - Inpatient Clinical Care Coordination
Michael A. Jenkin, M.D., Associate Medical Director - Inpatient Clinical Care Coordination
John P. Kenny, Vice President - Information Technology
Marla D. Leigh, Senior Vice President - Member Services and Professional Services
Gary W. Livengood, Vice President - Special Investigative Unit
Christopher E. Mackail, Senior Vice President - Finance and Controller**
Sidney G. Masri, Vice President - Compliance
Elise D. Miller, R.N., Vice President - Clinical Strategy Development
Wayne K. Monroe, Vice President - Information Technology Operations
J. David Nagel, M.D., Associate Medical Director - Inpatient Clinical Care Coordination
Sheldon Orkin, Senior Vice President, General Manager - North Carolina
Hernan Padilla, M.D., Senior Vice President, Associate Medical Director - Clinical Care Coordination
Gloria B. Pilgrim, Vice President - Physician Liaison Department
Michael R. Rosnick, M.D., Medical Director - Quality Improvement
Elizabeth P. Sammis, Ph.D., Senior Vice President - Corporate Communications
Lee R. Shapiro, D.M.D., Medical Director - Dental Services
Mary E. Shocklee, Vice President - Accounting Operations
Ralph C. Snyder, Vice President - Provider Networks
Susan Sullivan-Waugaman, Vice President - Large Group Sales
Shirley A. Sutton, Vice President - Provider Networks
Robert J. Tallent, Vice President - Alliance PPO, LLC
Elizabeth D. Wheeler, Vice President - M.D. IPA
Ronald J. Wiesinger, M.D., Associate Medical Director - Outpatient Clinical Care Coordination

Corporate Information

Corporate Address
Mid Atlantic Medical Services, Inc.
4 Taft Court
Rockville, MD 20850

Number of Employees — 3,315

Stockholders Inquiries, Transfer Agent
Stockholders with questions about their stock accounts may contact:
The Bank of New York
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
E-mail address: shareowner-svcs@bankofny.com
1-800-524-4458

The Bank of New York Stock Transfer Web Site:
http://www.stockbny.com

Send Certificates for Transfer and Address Changes to:
Receive and Deliver Department
P.O. Box 11002
Church Street Station
New York, NY 10286-1002

Independent Auditors
Ernst & Young LLP

Analyst Inquiries
Security analysts and other investment professionals seeking information about MAMSI and its subsidiaries may contact:

Paul E. Dillon
Investor Relations
301-294-3702
E-mail address: pdillon@mamsi.com

SEC Form 10-K
A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K is available without charge upon written request to:

Sharon C. Pavlos
Associate Senior Executive Vice President, General Counsel and Secretary
MAMSI
4 Taft Court
Rockville, MD 20850
E-mail address: investor.relations@mamsi.com

Subsidiaries
Alliance PPO, LLC
Alliance Recovery Services, LLC
FirstCall, Inc.
HomeCall, Inc.
HomeCall Hospice Services, Inc.
HomeCall Pharmaceutical Services, Inc.
MAMSI Life and Health Insurance Company
MAMSI Insurance Agency of the Carolinas, Inc.
MAMSI Insurance Resources, LLC
MD-Individual Practice Association, Inc.
M.D. IPA Surgicenter, Inc.
Optimum Choice, Inc.
Optimum Choice of the Carolinas, Inc.
Optimum Choice, Inc. of Pennsylvania
Physicians Health Plan of Maryland, Inc.

More than just good health!

MAMSI is committed to creating and maintaining a work environment that values and respects work force diversity among all employees and with all those with whom we do business. The Company is committed to equal employment opportunity and affirmative action, and seeks to ensure a work environment free of discrimination and harassment.





MAMSI Health Plans

4 Taft Court • Rockville, MD 20850
www.mamsi.com

40 04 14 415 3/03